U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of July 2004

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Purchase Report on Treasury Shares for the period from June 1, 2004 to June 30, 2004, filed on July 14, 2004, with Kanto Local Finance Bureau

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	July 23, 2004	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

PURCHASE REPORT

ON TREASURY SHARES

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From	June 1, 2004
	To	June 30, 2004

TREND MICRO INCORPORATED

(9 4 1 2 7 2)

Purchase Report on Treasury Shares

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From	June 1, 2004
	To	June 30, 2004

To: Director General of Kanto Local Finance Bureau

Filed on July 14, 2004

Corporate Name	Trend Micro Incorporated

Title and Name of Representative	President and Representative Director: Chang Ming-Jang

Location of the Registered Office	Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Director, Corporate Affairs / Regional Financial Controller (Japan), : Yuzuru Nanami

Place to Contact	Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Director, Corporate Affairs / Regional Financial Controller (Japan), Yuzuru Nanami

Place at which copies of the Purchase Report on Treasury Shares is Offered for Public Inspection

Name	Location
Tokyo Stock Exchange	2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo, Japan

Class of Shares: Ordinary Shares

1.	Description of Purchase

(1)	Description of Purchase according to the Resolution by the General Meeting of Shareholders

Not applicable

(2)	Description of Purchase from the Subsidiaries

Not applicable

(3)	Description of Purchase according to the Resolution by the Meeting of the Board of Directors Pursuant to the Articles of Incorporation.

(As of June 30, 2004)

Segment	Number of Shares		Total Amount
Description of the Resolution on the Board of Directors (Resolution on May 19, 2004)		1,000,000 shares	JPY 4,000,000,000
Number of Treasury Shares purchased for the Reporting Period	June 1	12,000	47,960,000
(Date of Purchase)	June 2	22,500	89,965,000
	June 3	27,000	107,520,000
	June 4	50,000	197,725,000

	Total	111,500 shares	JPY 443,170,000

Total Number of Treasury Shares purchased by the End of the Reporting Month		375,000 shares	JPY 1,466,195,000

Progress of Purchase of Treasury Shares		37.5%	36.7%

2.	Description of Disposition

Not applicable

3.	Description of Holding

(As of June 30, 2004)

Segment	Number of Shares
Total Number of Shares issued	133,528,646 shares
Number of Treasury Shares held	2,504,854 shares